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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/07 AND ENDING 05/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frost Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Houston Street
(No. and Street)

San Antonio	Texas	78205
(City)	(State)	(Zip Code)

SEC Mail Processing Section

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Banks 210-220-4128
(Area Code – Telephone Number)

JUL 25 2008
Washington, DC
104

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1800	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/21/08

OATH OR AFFIRMATION

I, Karen Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frost Brokerage Services, Inc., as of May 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA ROSE RAMIREZ
Notary Public
STATE OF TEXAS
My Comm. Exp. 10-11-2011

Signature

President

Title

exp. 10-11-11

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Other Financial Information

Frost Brokerage Services, Inc.
Years Ended May 31, 2008 and 2007

Frost Brokerage Services, Inc.

Financial Statements
and Supplementary Schedules

Years Ended May 31, 2008 and 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Frost Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Frost Brokerage Services, Inc. (the Company) as of May 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Brokerage Services, Inc. at May 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

July 24, 2008

Frost Brokerage Services, Inc.

Statements of Financial Condition

	May 31, 2008	May 31, 2007
Assets		
Cash	**$ 204,735**	$ 286,500
Securities owned	**13,504,894**	9,789,498
Brokerage commissions receivable	**904,389**	760,140
Annuity commissions receivable	**135,527**	190,630
Insurance commissions receivable	**14,251**	–
Other receivables	**177,364**	246,901
Prepaid expenses	**46,582**	2,589
Net deferred tax asset	**37,042**	–
Other assets	**44,205**	11,307
Total assets	**$ 15,068,989**	$ 11,287,565
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	**$ –**	$ 11,105
Deferred income	**312,181**	371,971
Income taxes currently payable to Frost National Bank	**670,756**	599,983
Net deferred tax liability	**–**	36,843
Total liabilities	**982,937**	1,019,902
Stockholder's equity:		
Common stock, par value $0.01 per share; 10,000 shares authorized, issued and outstanding	**100**	100
Additional paid-in capital	**166,411**	155,735
Retained earnings	**13,919,541**	10,111,828
Total stockholder's equity	**14,086,052**	10,267,663
Total liabilities and stockholder's equity	**$ 15,068,989**	$ 11,287,565

See accompanying notes.

Frost Brokerage Services, Inc.

Statements of Income

	Year Ended May 31, 2008	2007
Revenue:		
Brokerage commissions, net	$ 10,857,483	$ 8,948,782
Annuity commissions	3,740,110	2,468,956
Trading income	1,808,728	2,006,472
Interest income	395,403	415,398
Life insurance commissions	123,462	213,575
Other income	117,039	84,553
	17,042,225	14,137,736
Expenses:		
Employee compensation and benefits	10,009,413	8,509,599
General and administrative	1,065,245	1,145,284
	11,074,658	9,654,883
Income before income taxes	5,967,567	4,482,853
Income taxes	2,159,854	1,649,948
Net income	$ 3,807,713	$ 2,832,905

See accompanying notes.

Frost Brokerage Services, Inc.

Statements of Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 1, 2006	$ 100	$ 152,750	$ 7,278,923	$ 7,431,773
Net income	–	–	2,832,905	2,832,905
Tax benefits from stock-based compensation, including excess tax benefits of $1,856	–	2,985	–	2,985
Balance at May 31, 2007	100	155,735	10,111,828	10,267,663
Net income	–	–	**3,807,713**	**3,807,713**
Tax benefits from stock-based compensation, including excess tax benefits of ($1,047)	–	**10,676**	–	**10,676**
Balance at May 31, 2008	**$ 100**	**$ 166,411**	**$ 13,919,541**	**$ 14,086,052**

See accompanying notes.

Frost Brokerage Services, Inc.

Statements of Cash Flows

	Year Ended May 31, 2008	2007
Operating activities		
Net income	**$ 3,807,713**	$ 2,832,905
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Deferred income taxes	**(73,885)**	(4,577)
Tax benefits from stock-based compensation	**11,723**	1,129
Excess tax benefits from stock-based compensation	**1,047**	(1,856)
Net changes in:		
Securities owned	**(3,715,396)**	(2,706,396)
Commissions receivable	**(103,397)**	(322,032)
Other receivables	**69,537**	(17,045)
Prepaid expenses	**(43,993)**	(1,841)
Accounts payable and other liabilities	**(11,105)**	10,372
Accrued employee benefits	**(32,898)**	(27,053)
Deferred income	**(59,790)**	141,162
Income taxes currently payable to Frost National Bank	**69,726**	159,432
Net cash provided by (used in) operating activities	**(80,718)**	64,200
Financing activities		
Excess tax benefits from stock-based compensation	**(1,047)**	1,856
Net cash provided by (used in) financing activities	**(1,047)**	1,856
Net change in cash	**(81,765)**	66,056
Cash at beginning of year	**286,500**	220,444
Cash at end of year	**$ 204,735**	$ 286,500
Supplemental disclosures		
Cash paid to parent for income taxes	**$ 2,152,288**	$ 1,493,964

See accompanying notes.

1. Summary of Accounting Policies

Frost Brokerage Services, Inc. (the Company), is registered as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. The Company principally engages in executing general securities transactions on behalf of its clients. The Company operates under a clearing agreement with National Financial Services Corporation (NFS), whereby NFS assumes and maintains the Company's accounts on a fully disclosed basis.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is subject to regulation by the United States Securities and Exchange Commission (SEC) and the FINRA. The Company is also a member of the Securities Investors Protection Corporation (SIPC); a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer.

The Company is a wholly owned subsidiary of Frost National Bank (FNB), a banking subsidiary of Cullen/Frost Bankers, Inc. (CFBI). FNB pays substantially all operating expenses of the Company. The Company reimburses FNB for such expenses on an allocated basis. FNB also provides substantially all office space, furniture, and equipment for the Company.

The accounting and reporting policies followed by the Company are in accordance with accounting principals generally accepted in the United States and conform to general practices within the securities industry. The more significant accounting and reporting policies are summarized below:

Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition: The Company derives commission and trading revenues from customer transactions in securities, annuities, and life insurance. Commission and trading revenues and related expenses from transactions are recognized on a trade date basis. Nearly all of the Company's revenue is generated from customers located in Texas.

1. Summary of Accounting Policies (continued)

Securities Owned: Securities owned are valued at estimated fair value as determined by quoted market values. The resulting differences between cost and fair value are included as a component of trading income in the accompanying statements of Income.

Brokerage, Annuity and Life Insurance Commissions Receivable: The Company considers commissions receivable fully collectible; accordingly, no allowance is required.

Other Receivables: Other receivables is comprised of balances related to security trade transactions and other miscellaneous items.

Income Taxes: The Company's operations are included in the consolidated federal income tax return filed by CFBI using a calendar year-end. The Company's federal income tax provision is determined as if it filed a separate return using the consolidated federal income tax rate for CFBI (35% during the periods presented), as this is the rate charged by CFBI to the Company.

Reclassifications: Some items in prior financial statements have been reclassified to conform to the current presentation.

2. Transactions With Customers

NFS clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. The Company does not hold customer cash or securities in connection with such transactions.

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company does not generally extend such credit to customers.

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

2. Transactions With Customers (continued)

The Company has agreed to indemnify the clearing broker for losses that it sustains from the customer accounts introduced by the Company. At May 31, 2008, there were no material amounts to be indemnified to the clearing broker for these customer accounts.

3. Securities Owned

At May 31, 2008 and 2007, securities owned consisted entirely of short-term U.S. Treasury securities reported at fair value. These securities are not purchased to be resold to customers and are for the Company's investment purposes only. All securities owned at May 31, 2008 will contractually mature within one year. Securities with carrying amounts totaling $58,991 and $58,469 at May 31, 2008 and 2007, respectively, were pledged to NFS for surety purposes.

4. Employee Benefit Plans

As an affiliate, the Company participates in various employee benefit plans offered by CFBI, including a 401(k) stock purchase plan, a defined benefit pension plan, and a profit sharing plan. Expense related to these plans totaled $696,863 in fiscal 2008 and $608,352 in fiscal 2007.

The 401(k) is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions up to 20 percent of eligible compensation subject to Internal Revenue Service limitations. The Company matches 100 percent of employee contributions up to a maximum of 6 percent of eligible compensation. Company contributions vest immediately. The plan covers substantially all eligible employees of the Company.

The defined benefit pension plan was frozen as of December 31, 2001. The plan covers substantially all employees who had attained the age of 21 years and had at least one year of service by December 31, 2001.

The profit sharing plan is a contributory retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Participants vest in Company contributions after 3 years of service.

Certain employees are granted stock-based compensation awards. Compensation expense is based on the fair value of awards on the measurement date, which is generally the date of grant and is recognized ratably over the requisite service period of the award. Stock-based compensation expense totaled $108,527 in fiscal 2008 and $97,358 in fiscal 2007.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by CFBI and the Company's income tax provision is computed in accordance with a tax sharing agreement. The Company files separate or combined state and local income/margin tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income.

The components of income tax expense are presented in the table below.

	Years Ended May 31	
	2008	**2007**
Current income tax expense:		
Federal	**$ 2,114,443**	$ 1,535,511
State	**119,296**	119,014
Deferred income tax expense (benefit)	**(73,885)**	(4,577)
Income tax expense	**$ 2,159,854**	$ 1,649,948

Reported income tax expense differs from the amounts computed by applying the U.S. Federal Statutory Income Tax Rate of 35% to income before income taxes as follows:

	Years Ended May 31	
	2008	**2007**
Income tax expense computed at the statutory rate	**$ 2,088,648**	$ 1,568,999
Permanent differences	**(7,323)**	(6,575)
State tax expense	**77,542**	77,359
Other	**987**	10,165
Income tax expense, as reported	**$ 2,159,854**	$ 1,649,948

5. Income Taxes (continued)

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Deferred tax assets and liabilities were as follows:

	May 31, 2008	May 31, 2007
Deferred tax assets:		
Stock-based compensation	**$ 73,074**	$ 47,411
Restoration plan	**20,998**	–
Deferred tax liabilities:		
Retirement plan contribution	**(57,030)**	(65,525)
Restoration plan	–	(18,729)
Net deferred tax asset (liability)	**$ 37,042**	$ (36,843)

6. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during fiscal 2008 and 2007.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At May 31, 2008, the Company had net capital of $13,295,384, which was $13,045,384 in excess of its required net capital of $250,000. At such date, the Company's aggregate indebtedness to net capital ratio was 0.09 to 1.

8. Marketing Allowances

The Company has entered into oral agreements with various mutual fund companies to receive cash marketing allowances to pay for certain marketing-related expenditures. Marketing allowances received are accounted for as a reduction of marketing expenses when the marketing expense is incurred. At times, the cash received exceeds the expense accrued and these excess amounts are recorded as income as a reduction of marketing expense, included within general and administrative expense. As of May 31, 2008 and May 31, 2007, the Company has deferred recognition of income totaling $312,181 and $371,971, respectively, as these are the estimated marketing expenses to be incurred in future periods that relate to marketing allowances received in prior years.

9. New Accounting Standards

Statements of Financial Accounting Standards

SFAS No. 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on June 1, 2008, and is not expected to have a significant impact on the Company's financial statements.

SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities— including an amendment of FASB Statement No. 115*. SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for the Company on June 1, 2008, and is not expected to have a significant impact on the Company's financial statements.

Financial Accounting Standards Board Staff Positions and Interpretations

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109*. Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the

9. New Accounting Standards (continued)

financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. The adoption of Interpretation 48 on June 1, 2007, did not significantly impact on the Company's financial statements.

FSP No. 48-1 *Definition of Settlement in FASB Interpretation No. 48.* FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to June 1, 2007, and did not significantly impact the Company's financial statements.

Supplementary Schedules

Frost Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1

May 31, 2008

Total stockholder's equity from statement of financial condition		$ 14,086,052
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		14,086,052
Deductions:		
Excess fidelity bond deductible	$ 20,000	
Other nonallowable assets	770,668	
		790,668
Net capital		$ 13,295,384
Aggregate Indebtedness		
Accounts payable and other liabilities		$ 188,572
Deferred income		312,181
Income taxes currently payable to Frost National Bank		670,756
Deferred income taxes		–
Total aggregate indebtedness		$ 1,171,509
Computation of Basic Net Capital Requirement		
Minimum net capital required		$ 250,000
Excess net capital at 1,500%		$ 13,119,657
Excess net capital at 1,000%		$ 13,178,233
Ratio of aggregate indebtedness to net capital		0.09 to 1
Reconciliation With Company's Computation		
Net capital, as reported in Company's Part II (unaudited) focus report, as amended		$ 13,295,384

Frost Brokerage Services, Inc.

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3

May 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

Frost Brokerage Services, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

May 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Frost Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Frost Brokerage Services, Inc. (the "Company"), as of and for the year ended May 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

July 24, 2008

END